UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-38203

Mynd.ai, Inc.

Maples Corporate Services Limited,

PO Box 309,

Ugland House,

Grand Cayman KY1-1104

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 2, 2024, Mynd.ai, Inc. (the “Company”) completed the sale (the “Transaction”) of all of its shares of the capital stock (the “Shares”) in Global Eduhub Holding Limited, a Hong Kong corporation (“GEH”) for cash consideration of $20 million pursuant to the terms of a written agreement dated October 1, 2024 (the “Agreement”) by and among the Company, Strategic Global Group Holdings Pte Ltd (the “Purchaser”) and Ms. Koh Chew Chee, the prior minority owner of GEH prior to the closing of the Transaction. Such Shares constituted eighty five percent (85%) of the total equity ownership in GEH prior to the consummation of the Transaction.

GEH, through its network of subsidiaries, is engaged in the early childcare learning business in Singapore. The Transaction reflects the decision by the Company’s management and board of directors to divest itself of non-strategic assets and to focus the Company’s attention and resources on delivering hardware and software solutions for the education, business, and public sectors.

On October 8, 2024, the Company issued a press release announcing the consummation of the Transaction, which is filed as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K, except for Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s registration statements (i) on Form S-8 (Registration Number: 333-278480) and (ii) on Form F-3 (Registration Number: 333-280853), each as filed with the U.S. Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit 99.1 – Press Release dated October 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynd.ai, Inc.

By:	/s/ Arthur Giterman
Name: Arthur Giterman
Title: Chief Financial Officer

Date: October 8, 2024